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                           March 8, 2024

       Vikas Desai
       Chief Executive Officer
       Achari Ventures Holdings Corp. I
       60 Walnut Avenue, Suite 400
       Clark, NJ 07066

                                                        Re: Achari Ventures
Holdings Corp. I
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 14,
2024
                                                            File No. 333-276422

       Dear Vikas Desai:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. We note your response to comment 1 and reissue the comment. Please revise to clarify that the IPO S-1 was
declared effective on October 14, 2021.
       Questions and Answers
       Q. What equity stake will current Achari stockholders and Vaso stockholders hold in the
       Company..., page 18

   2. We note your response to comment 4 and reissue the comment. Please revise to show the potential impact of
redemptions on the per share value of the shares owned by non-
                                                        redeeming shareholders
at each of the redemption scenarios disclosed.
 Vikas Desai
FirstName  LastNameVikas  DesaiI
Achari Ventures Holdings Corp.
Comapany
March      NameAchari Ventures Holdings Corp. I
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Adjustment J, page 41

3. We note your response to prior comment 8. For clarity, please expand Note J to include the information provided in your response.
Note 3 -- Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment B, page 41

4. We note your response to prior comment 9 and have the following comments:

                It is still not clear to us why the $3.5 million deferred
underwriters    discount that
              becomes due and payable upon the consummation of the Business Combination is being classified as accrued expenses. We again reiterate that your
              disclosures throughout the filing indicate the deferred underwriting fees are payable from the amounts held in the Trust Account if the Company completes a Business
              Combination;
                Your response indicates that in the event of the Maximum
Redemption Scenario, the
              $3,500,000 of deferred underwriters    compensation will be paid
from cash and cash
              equivalents. Please explain why such cash payment will not be similarly made under the Minimum Redemption Scenario. In addition, revise your pro forma balance sheet to illustrate that in the event of the Maximum Redemption Scenario, the $3,500,000
              of deferred underwriters    compensation will be paid from cash
and cash equivalents;
              and
                Note EE reflects Achari transaction costs to be incurred
subsequent to September 30,
              2023. Explain how these costs are addressed in the Unpaid SPAC expenses.
Risk Factors
Achari has been notified by Nasdaq that it is not in compliance with certain standards which
Nasdaq requires..., page 50

5.       We note your response to comment 11 and reissue the comment. Please expand your
         disclosure here to note the date you received any notifications of non-compliance from
         Nasdaq, the rule or requirement you are not in compliance with, and any applicable deadlines set by Nasdaq to regain compliance. Please also provide updated disclosure regarding hearings or additional communications from Nasdaq. In this regard, we note your revised disclosure on pages 153-154.
6. Please add a separate risk factor that addresses the fact that the extension Nasdaq granted for Achari to cure the existing continued listing deficiencies expires on April 2,
         2024. Clarify your plans with respect to this deadline and the risks associated with the timing and the possible delisting. Also highlight this deadline and related risks in the summary and Q&As.
 Vikas Desai
FirstName  LastNameVikas  DesaiI
Achari Ventures Holdings Corp.
Comapany
March      NameAchari Ventures Holdings Corp. I
       8, 2024
March3 8, 2024 Page 3
Page
FirstName LastName
The Business Combination Agreement
Additional Conditions to Obligations of Vaso, page 87

7. We note your response to comment 16. We also note that your unpaid SPAC expenses are currently in excess of the closing condition limit of $4,500,000. Please revise to explain in further detail how you plan to meet this closing condition.
The Achari Board's Reasons for the Approval of the Business Combination, page
99

8. We note your response to comment 17 and reissue the comment. Please revise to provide further detail regarding the material reviewed by the Achari Board including but not limited to, research on comparable companies and precedent transactions, including precedent uplist transactions, historical valuation details and reviews of certain financial assumptions provided by Vaso management. Please also revise to disclose the fairness opinion Vaso management obtained, which the Achari Board reviewed in reaching its determination. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation
         M-A.
Interests of Achari's Directors and Officers and Others in the Business Combination, page 102

9. We note your response to comment 18 and reissue the comment in part. Please revise to note whether any member of the Company or the Sponsor owed fiduciary or contractual obligations to any other entities. Please also revise to clarify how the Board considered the enumerated conflicts in negotiating and recommending the Business Combination generally.
10.      Please revise to disclose the per share price the sponsor paid for the
2.5 million founder
         shares.
Background of the Business Combination, page 103

11. We note your response to comment 19 and reissue in part. Please disclose when the decision to expand the scope of the target search was made and how or to what extent the non-cannabis companies you contacted prior to that time came into view and met your initial criteria. In addition, revise the discussions of your contact and negotiations with each of Companies A-F to disclose the date you entered into the non-disclosure agreements and letters of intent, and the dates negotiations ceased.
12. We note your response to comment 21. Please revise your disclosure in the registration statement to provide the information included in your response, in which you explain why Vaso was interested in seeking a listing on a national securities exchange via a business combination with a SPAC rather than by directly applying for listing of its common stock on a national exchange.
 Vikas Desai
FirstName  LastNameVikas  DesaiI
Achari Ventures Holdings Corp.
Comapany
March      NameAchari Ventures Holdings Corp. I
       8, 2024
March4 8, 2024 Page 4
Page
FirstName LastName
13. We note your response to comment 23. We also note your disclosure on page 109 that
         "[t]he final valuation was also the result of negotiations between Vaso and Achari, with each party aiming to maximize returns for its own shareholders." Please revise to further discuss these negotiations and to provide additional disclosure regarding the valuation methodology and assumptions underlying the valuations included in the August
         LOIs. Please also revise here and elsewhere where you emphasize the extent of the negotiations to clarify the potential conflicts of interest of the Achari sponsor and related parties, as compared to the interests of Achari public shareholders, including that it is in the best interests of the sponsor and insiders for Achari to complete a business combination rather than liquidate the SPAC.
14. Please revise to disclose the projections provided by Vaso and the adjustments made to the projections by Achari. Disclose all material assumptions underlying the projections and the adjustments to the projections. Also discuss the possible impact if the projections are not correct. Clarify when the projections were provided. and when they were revised.
15. Please revise the discussions of the negotiations with Companies A-G to provide more specific information regarding why the parties ceased negotiations. We note you generally describe the "uncertain macroeconomic landscape," uncertainty regarding fundraising, and whether the target company could consummate a transaction on your timeline. As you cite difficulty with fundraising, clarify why "[t]he redemptions in connection with the . . . Extension Meeting did not have any impact on
Achari   s search for
         an acquisition target," as noted on pages 105 and 107, where the December and July redemptions used $92,009,330 and $4,002,722.74, respectively, of the $100 million in cash proceeds Achari raised in the IPO, and where reimbursement of Achari for "certain expenses" upon consummation of a transaction was a sticking point in the negotiations with Vaso.
16. Revise this section to clarify who acted on behalf of Achari in the various contacts and negotiations, particularly with respect to Vaso. For example, on page 107, you state that
         "[i]n March 2023, Achari reached out to the Chief Executive Officer of Vaso, Dr. Jun
         Ma." Please also identify the members of Achari's management team who were involved in the various negotiations and which member took the lead.
Proposal 6: The Adjournment Proposal, page 136

17. We note your response to comment 30. Please revise this section to further describe the proposal and its implications for stockholders, clarifying the circumstances under which you may adjourn to "seek to limit or reverse any redemptions of SPAC shares," and what actions you might take in that regard. Please also revise this section and your risk factors to disclose the risks to public stockholders who exercise their redemption rights, from adjournment of the Stockholders' Meeting. Please also disclose any applicable
         Nasdaq listing rules that would be implicated by significant public stockholder redemptions and a decline in available cash in your Trust Account, and note the potential redemption levels and Trust Account value declines that would trigger any such
 Vikas Desai
FirstName  LastNameVikas  DesaiI
Achari Ventures Holdings Corp.
Comapany
March      NameAchari Ventures Holdings Corp. I
       8, 2024
March5 8, 2024 Page 5
Page
FirstName LastName
         rules. Clearly disclose whether you would adjourn the Stockholders' Meeting if redemptions exceed or the value left in the Trust Account declines below those thresholds.
         Finally, please provide us your analysis regarding how the adjournment in (iii), quoted above, will comply with the tender offer rules, and in particular with Exchange Act Rule
         14e-5, and why this provision should not be subject to a separate shareholder vote pursuant to Exchange Act Rule 14a-4(a)(3).
Vaso Corporation - Critical Accounting Policies and Estimates, page 182

18. Please explain to us how you concluded that it is more likely than not that the carrying amount of the IT reporting unit is greater than its fair value given the history of losses.
         Ensure you reference the criteria in ASC 350-20-35-3C. Explain how you concluded that a quantitative goodwill impairment test was not necessary to identify potential goodwill impairment and measure an impairment loss, if any.
Description of Vaso's, Achari's, and the Company's Securities
Description of Achari's Securities Prior to the Business Combination, page 192

19. We note your response to comment 38 and reissue the comment. Please revise to clarify how and to what extent the sponsor and others who have agreed not to redeem their shares will be compensated. We note, for example, the put agreement. Your disclosure should address and quantify all means by which the non-redeeming affiliated security holders will benefit from their agreement.
General

20. We note you have revised proposal 1, in the notice to shareholders and elsewhere, to include provision (b), seeking shareholder approval for "the issuance of SPAC Shares or
         SPAC New Shares, including any SPAC Shares or SPAC New Shares to be issued in connection with the Transactions, as may be required under Nasdaq's listing requirements." Please revise the disclosure related to this provision to clarify the series of transactions that will take place to carry out the business combination, when in the series of transactions these shares will be issued, and to whom. Clarify how these shares differ from the shares to be issued pursuant to Proposal 4, the Nasdaq proposal. Finally, please provide us your analysis regarding why provision (b) should not be subject to a separate shareholder vote. Please refer to Exchange Act Rule 14a-4(a)(3) and Exchange Act Rules
         Compliance and Disclosure Interpretations (Regarding Unbundling and Rule 14a-4(a)(3)
         Generally), Question 101.01.
21. We note the various matters addressed in Proposal 2. Please revise to provide separate votes on each of the (1) proposal to reclassify all of the outstanding shares of Achari's common stock, including the creation of Class A Common Stock and Class B common stock, and (2) the authorization of the issuance of 1 million shares of Achari preferred stock, or provide your analysis why separate votes are not required on each of these proposals. Please refer to Exchange Act Rules Compliance and Disclosure
 Vikas Desai
Achari Ventures Holdings Corp. I
March 8, 2024
Page 6
      Interpretations (Regarding Unbundling and Rule 14a-4(a)(3) in the M&A Context),
      Question 202.01.
22. With respect to Achari's intended change to a dual class structure and approval for issuance of preferred stock, please revise the organization charts on page 8 and elsewhere to reflect investment percentages of the Vaso security holders, Achari founders and related parties, and Achari public security holders before and after the transactions, and to identify the class structure of the shares and relative voting power, and the number of authorized shares both before and after the proposed transactions. Revise the summary on page 13 and elsewhere, where you compare the rights of holders of Vaso and Achari stock before and after the business combination to highlight the dual class structure and the particular aspects of each class. Revise to clarify to whom the 1,000,000 preferred shares will be issued, and what corporate action would be necessary to issue the authorized Class
      B stock. Please also revise the description of Achari's Authorized and Outstanding Stock after the transactions, currently disclosed on page 201, to address Class A and Class B common stock separately and to describe all material aspects of each class of stock. For example, we note the mandatory redemption provision for Class B common stock, and that you have tied the conversion feature of the Class B common stock to a time when there are no longer any Achari Put Shares outstanding. We note you have identified these features in the cover letter without identifying who might own Class B shares in the future or significance of these shares. Clarify the purpose for these and similar material attributes of the Class B common stock.
       Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

FirstName LastNameVikas Desai                              Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameAchari Ventures Holdings Corp. I
                                                           Services
March 8, 2024 Page 6
cc:       Timothy J. Kirby, Esq.
FirstName LastName